                                               Registration No. 333-47791
                                               Filed Pursuant to Rule 424(b)(1)


PROSPECTUS

                        DELTA NATURAL GAS COMPANY, INC.
 DELTA
 LOGO                $25,000,000 7.15% DEBENTURES DUE 2018

    The 7.15% Debentures due 2018 (the "Debentures") will be issued in the form of one global security (the "Global Security") registered in the name of the nominee of The Depository Trust Company (the "Depository"), and such nominee will be the sole holder of the Debentures. An owner of an interest in the Debentures ("Beneficial Owner") will not be entitled to the delivery of a definitive security except in limited circumstances. A Beneficial Owner's interest in the Global Security will be recorded on and transfers will be effected only through records maintained by the Depository and its participants. See "Description of Debentures".


    Interest on the Debentures is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 1998. At the option of any deceased Beneficial Owner's Representative (as defined below), interests in the Debentures are redeemable at 100% of their principal amount, plus accrued interest, at any time, subject to the maximum principal amounts of $25,000 per deceased Beneficial Owner and $750,000 in the aggregate for all deceased Beneficial Owners during the initial period ending April 1, 1999 and during each twelve-month period thereafter, within 60 days after presentment to the Depository of a satisfactory request for redemption by a deceased Beneficial Owner's Representative. Otherwise, neither the Company nor a Beneficial Owner can require redemption of the Debentures until April 1, 2003, although the Company may, but is not required to, redeem interests in the Debentures tendered in excess of the above limitations. After April 1, 2003, however, interests in the Debentures will be redeemable at 100% of the principal amount redeemed plus accrued interest to the redemption date, in whole or in part, at the option of the Company. There can be no assurance that a Beneficial Owner's or a deceased Beneficial Owner's interest in the Debentures will be redeemed before maturity. The Debentures will be unsecured obligations of the Company payable out of the Company's general operating funds, and no mandatory sinking fund will exist to provide for the repayment of the indebtedness represented by the Debentures. See "Description of Debentures".

    The Debentures will be issued in denominations of $1,000 or integral multiples thereof.

    There is no market for the Debentures, and no assurance can be given that one will develop.

    SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           ------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ------------------------


=================================================================================================================
                                                                              UNDERWRITING
                                                           PRICE TO           DISCOUNT AND         PROCEEDS TO
                                                            PUBLIC          COMMISSIONS<F1>        COMPANY<F2>
-----------------------------------------------------------------------------------------------------------------
Per Debenture.......................................         100%                3.25%                 96.75%
-----------------------------------------------------------------------------------------------------------------
    Total...........................................      $25,000,000          $812,500            $24,187,500
=================================================================================================================

<F1> The Company has agreed to indemnify Edward D. Jones & Co., L.P. (the
     "Underwriter") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

<F2> Before deduction of expenses payable by the Company estimated at $85,000.

                           ------------------------

    The Debentures are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter, subject to its right to reject any order in whole or in part and subject to certain other conditions. The Debentures will bear interest from the date of delivery of the Global Security to the Underwriter, which is expected to be on or about March 27, 1998.


                          EDWARD D. JONES & CO., L.P.


               THE DATE OF THIS PROSPECTUS IS MARCH 23, 1998.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 with respect to the securities offered hereby (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"). This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information pertaining to these securities and the Company, reference is made to the Registration Statement.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 75 Park Place, New York, New York 10007; and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an internet web site that contains reports, proxy and information statements, and other information regarding the Company, and the address of such site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have heretofore been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference into this Prospectus and shall be deemed to be a part hereof as of their respective dates:

    1. The annual report of the Company on Form 10-K for the fiscal year ended June 30, 1997.

    2. The quarterly reports of the Company on Form 10-Q for the fiscal quarters ended September 30, 1997, and December 31, 1997.

    Any statement contained in a document incorporated by reference herein or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all documents incorporated by reference into this Prospectus (without exhibits other than exhibits specifically incorporated by reference into such documents). Requests should be directed to: John F. Hall, Vice President - Finance, Secretary and Treasurer, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, telephone number (606) 744-6171, Fax number (606) 744-6552.

                          --------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF DEBENTURES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (and notes thereto) contained elsewhere in this Prospectus and in the documents incorporated herein by reference.
                                  THE COMPANY

    Delta Natural Gas Company, Inc. ("Delta" or the "Company"), a regulated public utility organized in 1949, is engaged in the distribution and transmission of natural gas to approximately 38,000 residential, commercial and industrial customers in central and southeastern Kentucky. The Company also owns and operates underground storage facilities and certain oil and gas production properties and transports gas for others.

    The Company plans to continue its efforts to increase its retail customer base through continued expansion within its existing service areas and will continue to consider acquisitions of other gas systems. The Company also anticipates continuing activity in the gas storage, production and transportation areas and plans to pursue and increase these activities whenever practicable.


                                 THE OFFERING

Debentures Offered.....................  $25,000,000 in aggregate principal amount

Maturity...............................  April 1, 2018

Interest...............................  7.15% payable, semi-annually on each April 1 and October 1, commencing
                                           October 1, 1998

Beneficial Owner's Redemption
  Privilege............................  At the option of any deceased Beneficial Owner's Representative, interests in the Debentures are redeemable at 100% of their principal amount, plus accrued interest, subject to the maximum principal amounts of $25,000 per deceased Beneficial Owner and
                                           $750,000 in the aggregate for all deceased Beneficial Owners during the initial period ending April 1, 1999 and during each twelve-month period thereafter. See "Description of
                                           Debentures--Limited Right of Redemption upon Death of Beneficial
                                           Owner".

Company's Redemption Privilege.........  The Debentures can be redeemed by the Company, in whole or in part, upon not less than 30 days notice, on or after April 1, 2003, at
                                           100% of the principal amount to be redeemed plus accrued interest to the redemption date. See "Description of
                                           Debentures--Redemption at the Option of the Company".

Use of Proceeds........................  To redeem the Company's outstanding 9% Debentures due 2011 and to reduce short-term notes payable.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth certain summary consolidated financial information of the Company and its subsidiaries and the ratio of earnings to fixed charges as of December 31, 1997 and for the twelve months then ended, and as of and for each of the three fiscal years ended June 30, 1997. The summary financial information is qualified by reference to the consolidated financial statements and other information and data set forth elsewhere in this Prospectus.


                                                      FOR THE TWELVE          FOR THE FISCAL YEARS ENDED JUNE 30,
                                                       MONTHS ENDED       --------------------------------------------
                                                     DECEMBER 31, 1997        1997            1996            1995
                                                     -----------------     -----------     -----------     -----------
INCOME DATA
    Operating Revenues............................      $45,074,546        $42,169,185     $36,576,055     $31,844,339

    Operating Income..............................        6,096,993          5,315,582       5,437,055       4,255,088

    Net Income....................................        2,038,238          1,724,265       2,661,349       1,917,735

    Basic Earnings per Common Share...............              .87                .75            1.41            1.04

    Diluted Earnings per Common Share.............              .87                .75            1.41            1.04

    Dividends Declared per Common Share...........             1.14               1.14            1.12            1.12

                                                                      DECEMBER 31, 1997
                                                       ------------------------------------------------
                                                              ACTUAL                AS ADJUSTED<F1>
                                                       ---------------------     ----------------------
CAPITALIZATION
    Long-Term Debt (Including Current Portion)....     $39,530,373     58.3%      $54,530,373     65.9%

    Common Shareholders' Equity...................      28,255,698     41.7        28,255,698     34.1
                                                       -----------    -----       -----------    -----

        Total Capitalization......................     $67,786,071    100.0%      $82,786,071    100.0%
                                                       ===========    =====       ===========    =====
SHORT-TERM NOTES PAYABLE..........................     $19,395,000                $ 5,592,500
                                                       ===========                ===========
                                                      FOR THE TWELVE     FOR THE FISCAL YEARS ENDED JUNE 30,
                                                       MONTHS ENDED      -----------------------------------
                                                     DECEMBER 31, 1997     1997         1996         1995
                                                    -------------------  ---------    ---------    ---------
RATIO OF EARNINGS TO FIXED CHARGES<F2>

    Actual........................................         1.78x           1.74x        2.50x        2.24x

    Pro Forma<F1>.................................         1.74x

--------
<F1> Adjusted to reflect the issuance of the Debentures offered hereby and the application of the estimated net proceeds of $24,102,500 therefrom. See "Use of Proceeds and Capital Expenditures".

<F2> The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings for the calculation consist of net income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt expense.

                                 RISK FACTORS

    Prospective purchasers should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors before purchasing the Debentures offered hereby. Prospective purchasers should note, in particular, that this Prospectus contains forward-looking statements and that actual results could differ materially from those contemplated by such statements. Prospective purchasers should also refer to the factors discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors That May Affect Future Results".

FACTORS AFFECTING THE GAS UTILITY INDUSTRY AND THE COMPANY'S OPERATIONS

    The natural gas utility industry in general and the Company's operations in particular are subject to numerous regulations and uncertainties. Issues which have affected or may affect the Company from time to time include the following:

    * Fluctuations in demand attributable to weather (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview");

    * New business and operational requirements for gas supply resulting from changes in federal regulation of interstate pipelines;

    * Competition with other sources of gas supply;

    * Competition with alternative sources of energy (see
      "Business--Distribution and Transmission of Natural Gas");

    * Uncertainty in achieving an adequate return on invested capital due to inflation;

    * Difficulty in obtaining rate increases from regulatory authorities in adequate amounts and on a timely basis (see "Business--Regulatory Matters");

    * Uncertainty in recovery of gas cost (gas supply, pipeline capacity and storage) through the Gas Cost Recovery clause of Delta's rates (see "Business--Regulatory Matters");

    * Attrition in earnings produced by the combination of increasing expenses and the costs of new capital which may exceed allowed rates of return;

    * The availability of pipeline transportation capacity necessary to secure supplies of gas;

    * Bypass of the Company's intrastate gas transportation system by customers installing private transmission mains from the interstate transmission system;

    * Volatility in the price of natural gas;

    * Increases in construction and operating costs;

    * Environmental regulations and costs of environmental remediation;

    * The possibility of state regulation requiring the unbundling of various elements of gas distribution and service (see "Business--Regulatory Matters");

    * Rates and margin for gas transportation service and customer choice of transportation service without gas sales service (see
      "Business--Distribution and Transmission of Natural Gas");

    * The possibility of change from cost-based rate regulation; and

    * Uncertainty in the projected rate of growth of customers' energy requirements.

ABSENCE OF PUBLIC MARKET FOR DEBENTURES

    There is no public trading market for the Debentures, and the Company does not intend to apply for listing of the Debentures on any national securities exchange or for quotation of the Debentures on any automated dealer quotation system. The Company has been advised by the Underwriter that it presently intends to make a market in the Debentures after the consummation of the offering contemplated hereby, although the Underwriter is under no obligation to do so, and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Debentures or that an active public market for the Debentures will develop. If an active public trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected. If the Debentures are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, performance of the Company, and certain other factors.

EFFECTS OF WEATHER

    The Company's business is influenced by seasonal weather conditions. The amount of gas sold and transported for central and space heating purposes and, to a lesser extent, water heating is directly related to the ambient air temperature. Consequently, more gas is sold and transported during the winter months than during the summer months, resulting in seasonal differences in revenues. Because the Company's rates are set based on normal temperatures, warmer than normal temperatures will have an adverse impact on the Company's revenues and earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                  THE COMPANY

    Delta is engaged primarily in the distribution, transmission and storage of natural gas with its facilities which are located in 20 counties in central and southeastern Kentucky. Delta serves 38,000 residential, commercial, industrial and transportation customers and makes transportation deliveries to several interconnected pipelines.

    Unless the context requires otherwise, references to Delta include Delta's wholly-owned subsidiaries, Delta Resources, Inc. ("Resources"), Delgasco,
Inc. ("Delgasco"), Deltran, Inc. ("Deltran"), Enpro, Inc. ("Enpro") and
TranEx Corporation ("TranEx"). Resources buys gas and resells it to industrial customers on Delta's system and to Delta for system supply. Delgasco buys gas and resells it to Resources and to customers not on Delta's system. Deltran operates an underground natural gas storage field that it leases from Delta. Enpro owns and operates production properties and undeveloped acreage. TranEx owns a 43 mile intrastate pipeline. Delta and its subsidiaries are under common executive management.

    Delta's principal executive offices are located at 3617 Lexington Road, Winchester, Kentucky 40391. Its telephone number is (606) 744-6171, its Fax number is (606) 744-6552 and its internet address is www.deltagas.com.

                                  SYSTEM MAP

    This map displays Delta's service area. The map is an outline of the state of Kentucky with symbols indicating the location of Delta's corporate office, branch offices, communities served, storage facilities and transmission lines. The map also indicates the location of interstate supply lines from which Delta receives a portion of its supply.

                                     [MAP]

    APPEARING AT THIS POINT IS A MAP DISPLAYING DELTA'S SYSTEM. THE MAP IS AN OUTLINE OF THE STATE OF KENTUCKY WITH SYMBOLS INDICATING THE LOCATION OF DELTA'S CORPORATE OFFICE, BRANCH OFFICES, COMMUNITIES SERVED, STORAGE FACILITIES AND TRANSMISSION LINES. THE MAP ALSO INDICATES THE LOCATION OF THE MAJOR INTERSTATE SUPPLY LINES FROM WHICH DELTA RECEIVES A PORTION OF ITS SUPPLY.

                   USE OF PROCEEDS AND CAPITAL EXPENDITURES

    The net proceeds to Delta from the sale of the Debentures, after deducting the underwriter's commission and the other expenses of the offering, are estimated to be approximately $24,102,500 and will be used to (i) redeem Delta's 9% Debentures due 2011, the outstanding principal amount of which, as of March 4, 1998, was $10,000,000; (ii) pay an early redemption premium of $300,000 on the 9% Debentures; and (iii) reduce short-term notes payable, which at March 4, 1998 were $16,425,000. The short-term notes payable were incurred pursuant to Delta's bank credit line under a $25,000,000 revolving credit loan agreement that expires November 15, 1998 and bears interest based, at the option of the Company, on either the daily prime rate or certain certificate of deposit rates, which interest rate as of March 4, 1998 was 6.835%. Delta's short-term notes payable were incurred to provide funds for general operating expenses and capital expenditures. The capital expenditures were made primarily for replacement and upgrading of existing facilities, system extensions, and development of an underground storage field. Delta's capital expenditures were $16,649,000, $13,373,000 and $8,123,000 in fiscal years 1997, 1996 and 1995, respectively. For the six months ended December 31, 1997, Delta's capital expenditures were $7,660,000, and Delta estimates total capital expenditures for fiscal 1998 at $11,600,000. Capital expenditures for fiscal 1999 are estimated at $8,000,000 and will be primarily used for system extensions and the replacement and improvement of existing facilities. Capital expenditures are financed through internally generated funds and short-term borrowings. Such borrowings are replaced from time to time with long-term debt and equity financings, the amount and types of which depend upon the Company's capital needs and market conditions.

                          CONSOLIDATED CAPITALIZATION

    The following tables set forth the consolidated capitalization and short-term debt of the Company as of December 31, 1997, and as adjusted to reflect the issuance of the Debentures offered hereby and the application of the net proceeds as described in "Use of Proceeds and Capital Expenditures". This table should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.


                                                                            ACTUAL                    AS ADJUSTED
                                                                          -----------                 -----------
LONG-TERM DEBT (INCLUDING CURRENT PORTION)

    9% Debentures, due 2011...........................................    $10,000,000                 $        --

    6 5/8% Debentures, due 2023.......................................     13,325,000                  13,325,000

    8.3% Debentures, due 2026.........................................     15,000,000                  15,000,000

    7.15% Debentures, due 2018........................................             --                  25,000,000

    Other long-term debt..............................................      1,205,373                   1,205,373
                                                                          -----------                 -----------
        Total long-term debt..........................................    $39,530,373      58.3%      $54,530,373      65.9%
                                                                          -----------                 -----------
COMMON SHAREHOLDERS' EQUITY

    Common shares, par value $1 per share

        Authorized--6,000,000 shares
        Outstanding--2,361,922 shares.................................    $ 2,361,922                 $ 2,361,922

    Premium on common shares..........................................     27,528,243                  27,528,243

    Capital stock expense.............................................     (1,917,020)                 (1,917,020)

    Retained earnings.................................................        282,553                     282,553
                                                                          -----------                 -----------
        Total common shareholders' equity.............................    $28,255,698      41.7%      $28,255,698      34.1%
                                                                          -----------     -----       -----------     -----
            Total capitalization......................................    $67,786,071     100.0%      $82,786,071     100.0%
                                                                          ===========     =====       ===========     =====

SHORT-TERM NOTES PAYABLE..............................................    $19,395,000                 $ 5,592,500
                                                                          ===========                 ===========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following tables set forth certain selected consolidated financial information of the Company and the ratio of earnings to fixed charges as of December 31, 1997 and for the twelve months then ended and as of and for each of the five fiscal years ended June 30, 1997. The selected consolidated financial information is qualified by reference to the consolidated financial statements and other information and data set forth elsewhere in this Prospectus.



                                        AS OF AND FOR
                                         THE TWELVE
                                        MONTHS ENDED               AS OF AND FOR THE FISCAL YEARS ENDED JUNE 30,
                                        DECEMBER 31,    -------------------------------------------------------------------
                                            1997         1997<Fa>       1996<Fa>        1995        1994<Fb>        1993
                                        -------------   -----------    ----------    ----------    ----------    ----------
SUMMARY OF OPERATIONS ($)
    Operating revenues..................    45,074,546   42,169,185    36,576,055    31,844,339    34,846,941    31,221,410
    Operating income....................     6,096,993    5,315,582     5,437,055     4,255,088     4,850,673     4,791,816
    Net income..........................     2,038,238    1,724,265     2,661,349     1,917,735     2,671,001     2,620,664
    Basic earnings per common share.....           .87          .75          1.41          1.04          1.50          1.60
    Diluted earnings per common share...           .87          .75          1.41          1.04          1.50          1.60
    Dividends declared per common
      share.............................          1.14         1.14          1.12          1.12          1.11          1.09
AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING...........................     2,342,910    2,294,134     1,886,629     1,850,986     1,775,068     1,635,945
TOTAL ASSETS ($)........................   105,259,338   96,681,165    81,140,637    65,948,716    61,932,480    55,129,912
CAPITALIZATION ($)
    Common shareholders' equity.........    28,255,698   29,474,569    23,628,323    22,511,513    22,164,791    17,501,045
    Long-term debt......................    37,976,596   38,107,860    24,488,916    23,702,200    24,500,000    19,596,401
    Notes payable refinanced subsequent
      to year end.......................            --           --    18,075,000            --            --            --
                                           ----------   -----------    ----------    ----------    ----------    ----------
    Total capitalization................    66,232,294   67,582,429    66,192,239    46,213,713    46,664,791    37,097,446
                                           ==========   ===========    ==========    ==========    ==========    ==========
SHORT-TERM DEBT ($) <Fc>................    20,948,777   12,852,600     1,084,800     6,732,700     3,205,000     7,729,000
OTHER ITEMS ($)
    Capital expenditures................    14,236,815   16,648,994    13,373,416     8,122,838     7,374,747     6,289,508
    Gross plant.........................   123,913,386  116,829,158    98,795,623    84,944,969    77,882,135    71,187,860
RATIO OF EARNINGS TO FIXED CHARGES<Fd>
    Actual..............................         1.78x        1.74x         2.50x         2.24x         2.89x         2.88x
    Pro forma<Fe>.......................         1.74x

--------
<Fa> During July, 1996, $15,000,000 of debentures and 400,000 shares of common stock were sold, and the proceeds were used to repay short-term debt and for general corporate purposes. The balance of the note payable at June 30, 1996 ($18,075,000) is included in total capitalization as a result of the subsequent refinancing.

<Fb> During October, 1993, $15,000,000 of debentures and 170,000 shares of common stock were sold, and the proceeds were used to repay short-term debt and to refinance certain long-term debt.

<Fc> Includes current portion of long-term debt.

<Fd> The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. Earnings for the calculation consist of net income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt expense.

<Fe> As adjusted to reflect the issuance of the Debentures offered hereby and the application of the net proceeds therefrom.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        FOR COMPLETE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY,
                          SEE PAGES F-1 THROUGH F-13.

OVERVIEW

    The Company's utility operations are subject to regulation by the Public Service Commission of Kentucky ("PSC"), which plays a significant role in determining the Company's return on equity. The PSC approves rates that are intended to permit a specified rate of return on investment. The Company's rate tariffs allow the cost of gas to be passed through to customers. See "Business--Regulatory Matters".

    The Company's business is temperature-sensitive. Accordingly, the Company's operating results in any given period reflect, in addition to other factors, the impact of weather, with colder temperatures generally resulting in increased sales by the Company. The Company anticipates that this sensitivity to seasonal and weather conditions will continue to be so reflected in the Company's operating results in future periods.

LIQUIDITY AND CAPITAL RESOURCES

    Because of the seasonal nature of Delta's sales, the smallest proportion of cash generated from operations is received during the warmer months when sales volumes decrease considerably. Additionally, most construction activity takes place during the non-heating season because of more favorable weather conditions. During the warmer, non-heating months, therefore, cash needs for operations and construction are partially met through short-term borrowings.

    Capital expenditures for Delta for fiscal 1998 are expected to be $11,600,000, of which $7,660,000 was expended during the six months ended December 31, 1997. Delta generates internally only a portion of the cash necessary for its capital expenditure requirements and finances the balance of its capital expenditures on an interim basis through the use of its borrowing capability under its short-term line of credit. The current available line of credit is $25,000,000, of which $19,400,000 was borrowed at December 31, 1997. The line of credit, which is with Bank One, Kentucky, NA, expires during November, 1998. These short-term borrowings are periodically repaid with the net proceeds from the sale of long-term debt and equity securities, as was done in July, 1996 when the net proceeds of $20,400,000 from the sale of $15,000,000 of debentures and 400,000 shares of common stock were used to repay short-term debt and for working capital.

    The primary cash flows during the twelve months ended December 31, 1997 and the fiscal years ended June 30, 1997, 1996 and 1995 are summarized below:

                                                               TWELVE MONTHS
                                                                   ENDED                      FISCAL YEARS ENDED
                                                                DECEMBER 31,    -----------------------------------------------
                                                                    1997        JUNE 30, 1997    JUNE 30, 1996    JUNE 30, 1995
                                                               -------------    -------------    -------------    -------------
Provided by operating activities............................    $  5,902,623     $  6,209,226     $  3,094,809     $ 6,943,183
Used in investing activities................................     (14,236,815)     (16,648,994)     (13,373,416)     (8,122,838)
Provided by financing activities............................       8,760,395       10,768,558       10,294,461       1,158,887
                                                                ------------     ------------     ------------     -----------
Net increase (decrease) in cash and cash equivalents........    $    426,203     $    328,790     $     15,854     $   (20,768)
                                                                ============     ============     ============     ===========

    Cash provided by operating activities consists of net income and noncash items including depreciation, depletion, amortization and deferred income taxes. Additionally, changes in working capital are also included in cash provided by operating activities. The Company expects that internally generated cash, coupled with short-term borrowings, will be sufficient to satisfy its operating, normal capital expenditure and dividend requirements.

RESULTS OF OPERATIONS

  OPERATING REVENUES

    The increase in operating revenues of $2,906,000 for the twelve months ended December 31, 1997 over fiscal 1997 was due primarily to increases in the cost of gas purchased that were reflected in rates billed to customers through Delta's gas cost recovery clause and to the general rate increase effective November 30, 1997. On-system transportation volumes for the twelve months ended December 31, 1997 increased 431,000 Mcf, or 15.1% as compared with fiscal 1997. Retail sales volumes increased 109,000 Mcf, or 2.5%, as heating degree days billed were 107% of the thirty year average ("normal") degree days for the twelve months ended December 31, 1997 as compared with 103% for fiscal 1997.

    The increase in operating revenues of $5,593,000 for fiscal 1997 was due primarily to increases in the cost of gas purchased that were reflected in rates billed to customers through Delta's gas cost recovery clause. This was partially offset by a decrease in retail sales volumes of 406,000 Mcf as a result of the warmer winter weather in fiscal 1997. Billed degree days were 103% of normal for fiscal 1997 as compared with 112% for fiscal 1996. In addition, on-system transportation volumes for fiscal 1997 increased 293,000 Mcf, or 11.4%.

    The increase in operating revenues of $4,732,000 for fiscal 1996 was due primarily to an increase in retail sales volumes of 980,000 Mcf as a result of the colder winter weather in fiscal 1996. Billed degree days were 112% of normal for fiscal 1996 as compared with 89% for fiscal 1995. In addition, on-system transportation volumes for fiscal 1996 increased 180,000 Mcf, or 8%. These increases were partially offset by decreases in the cost of gas purchased that were reflected in rates billed to customers through Delta's gas cost recovery clause and by a decrease in off-system transportation volumes of 318,000 Mcf, or 22%, due primarily to reduced deliveries from local producers.

  OPERATING EXPENSES

    The increase in purchased gas expense of $1,298,000 for the twelve months ended December 31, 1997 over fiscal 1997 was due primarily to increases in the cost of gas purchased for retail sales and increased gas purchases for retail sales resulting from the colder winter weather during the twelve months ended December 31, 1997.

    The increase in purchased gas expense of $5,875,000 for fiscal 1997 was due primarily to increases in the cost of gas purchased for retail sales. The increase was partially offset by the decreased gas purchases for retail sales resulting from the warmer winter weather in fiscal 1997.

    The increase in purchased gas expense of $1,893,000 for fiscal 1996 was due primarily to the increased gas purchases for retail sales resulting from the colder winter weather during fiscal 1996. The increase was partially offset by decreases in the cost of gas purchased for retail sales.

    The increase in operation and maintenance expenses of $640,000 during fiscal 1996 was due primarily to increases in payroll and related benefit costs.

    The increases in depreciation expense during the twelve months ended December 31, 1997, fiscal 1997 and fiscal 1996 of $266,000, $424,000 and
$327,000, respectively, were due primarily to additional depreciable plant.

    The increases in taxes other than income taxes during the twelve months ended December 31, 1997 over fiscal 1997 and fiscal 1996 over fiscal 1995 of $105,000 and $173,000, respectively, were primarily due to increased property taxes which resulted from increased plant and property valuations, and to increased payroll taxes, which resulted from increased wages.

    Changes in income taxes during the twelve months ended December 31, 1997, fiscal 1997 and fiscal 1996 of approximately $189,000, $595,000 and $517,000, respectively, were primarily due to changes in net income.

  INTEREST CHARGES

    The increase in interest on long-term debt during fiscal 1997 of $1,146,000 was due primarily to the issuance during July, 1996 of the $15,000,000 of 8.3% Debentures due 2026.

    The increase in other interest charges of $304,000 during the twelve months ended December 31, 1997 over fiscal 1997 was due primarily to increased average short-term borrowings.

    The decrease in other interest charges during fiscal 1997 of $348,000 was due primarily to decreased average short-term borrowings as short-term debt was repaid with the net proceeds from the sale of long-term debt and equity securities during July, 1996.

    The increase in other interest charges during fiscal 1996 of $448,000 was due primarily to increased average short-term borrowings and increased average interest rates.

  BASIC EARNINGS PER COMMON SHARE

    For the twelve months ended December 31, 1997 and fiscal 1997, basic earnings per common share were diluted, as compared with previous periods, by the increased average common shares outstanding that resulted from the additional 400,000 shares of common stock issued in July, 1996, as well as the common shares issued under Delta's dividend reinvestment plan and shares issued to employees during the periods.

  BALANCE SHEET

    The Company experienced significant fluctuations in Balance Sheet line items on December 31, 1997 compared with June 30, 1997. Those differences were primarily the result of seasonal changes in Accounts Receivable, Gas in Storage, Prepayments and Accounts Payable.

FACTORS THAT MAY AFFECT FUTURE RESULTS

    Statements in Management's Discussion and Analysis of Financial Condition and Results of Operations and the other sections of this Prospectus to which it refers, that are not statements of historical fact, are forward-looking statements, which concern (among other things) the impact of changes in the cost of gas, projected capital expenditures, sources of cash to fund expenditures and regulatory recovery mechanisms. Such statements are accordingly subject to important risks and uncertainties which could cause the Company's actual results to differ materially from those expressed in any such forward-looking statements made herein. The aforesaid uncertainties include, but are not limited to: uncertainty as to the regulatory allowance of recovery of changes in the cost of gas, uncertain demands for capital expenditures, the availability of cash from various sources and uncertainty as to regulatory approval of the full recovery of costs and regulatory assets. See "Risk Factors".

THE "YEAR 2000" ISSUE

    Many computer systems are currently based on storing two digits to identify the year of a transaction (for example, "97" for 1997), rather than a full four digits, and are not programmed to consider the start of a new century. Significant processing inaccuracies and even inoperability could result in the year 2000 and thereafter. The Company's principal computer systems are currently capable of processing the year 2000, or are in the process of being upgraded or replaced by systems that are similarly capable. The Company does not expect that the costs of addressing the "Year 2000" issue will have a material impact on the Company's financial position or results of operations.

                                   BUSINESS

SUMMARY OF BUSINESS DEVELOPMENT

    In 1951, Delta established its first retail gas distribution system, which provided service to 300 customers in Owingsville and Frenchburg, Kentucky. As a result of acquisitions, as well as expansions of its customer base within its existing service areas, Delta currently provides retail gas distribution service to 38,000 customers in central and southeastern Kentucky and, additionally, provides transportation service to industrial customers and interconnected pipelines located in the area.

    During fiscal 1996, Delta acquired leases for 8,000 acres on Canada Mountain in Bell County, Kentucky, for the storage of natural gas. Delta has completed the development of the property as an underground natural gas storage facility with an estimated capacity to store 4,000,000 Mcf of natural gas. This storage facility permits Delta to purchase and store gas during the non-heating months and withdraw and sell the gas during the peak usage winter months.

DISTRIBUTION AND TRANSMISSION OF NATURAL GAS

    The Company purchases and produces gas for distribution to its retail customers and also provides transportation service to industrial customers and inter-connected pipelines with its facilities that are located in 20 predominantly rural counties in central and southeastern Kentucky. The economy of Delta's service area is based principally on coal mining, farming and light industry. The communities in Delta's service area typically contain populations of less than 20,000. The four largest service areas are Nicholasville, Corbin, Berea and Middlesboro, where Delta serves 6,700, 6,500, 4,000 and 3,700 customers, respectively.

    The communities served by Delta continue to expand, resulting in growth opportunities for the Company. Industrial parks have been developed in certain areas and have resulted in new industrial customers, some of which are on-system transportation customers. As a result of this growth, Delta's total customer count increased by 3.4% for the twelve months ended December 31, 1997.

    Currently, over 99% of Delta's customers are residential and commercial. Delta's remaining, light industrial customers purchased approximately 7% of the total volume of gas sold by Delta at retail during the twelve months ended December 31, 1997.

    The Company's revenues are affected by various factors, including rates billed to customers, the cost of natural gas, economic conditions in the areas that the Company serves, weather conditions and competition. Delta competes for customers and sales with alternative sources of energy, including electricity, coal, oil, propane and wood. The Company's marketing subsidiaries, which purchase gas and resell it to various industrial customers and others, also compete for their customers with producers and marketers of natural gas. Gas costs, which the Company is generally able to pass through to customers, may influence customers to conserve, or, in the case of industrial customers, to use alternative energy sources. Also, the potential bypass of Delta's system by industrial customers and others is a competitive concern that Delta has addressed and will continue to address as the need arises.

    Delta's retail sales are seasonal and temperature-sensitive as the majority of the gas sold by Delta is used for heating. This seasonality impacts Delta's liquidity position and its management of its working capital requirements during each twelve month period, and changes in the average temperature during the winter months impact its revenues year-to-year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

    Retail gas sales for the twelve months ended December 31, 1997 were 4,408,000 Mcf, generating $34,951,000 in revenues, as compared to 4,299,000 Mcf and $33,561,000 in revenues for fiscal 1997. Heating degree days billed during the twelve months ended December 31, 1997 were 107% of normal as compared with 103% in fiscal 1997. Sales volumes increased by 109,000 Mcf, or 2.5%, for the twelve months ended December 31, 1997 as compared to fiscal 1997.

    Delta's transportation of natural gas during the twelve months ended December 31, 1997 generated revenues of $4,124,000 as compared with $3,596,000 during fiscal 1997. Of the total transportation for the twelve months ended December 31, 1997, $3,686,000 (3,294,000 Mcf) and $438,000 (1,372,000 Mcf) were earned for transportation for on-
system and off-system customers, respectively. Of the total transportation for fiscal 1997, $3,214,000 (2,863,000 Mcf) and $382,000 (1,205,000 Mcf) were earned for transportation for on-system and off-system customers, respectively.

    As an active participant in many areas of the natural gas industry, Delta plans to continue its efforts to expand its gas distribution system. Delta continues to consider acquisitions of other gas systems, some of which are contiguous to its existing service areas, as well as expansion within its existing service areas. During November, 1996, Delta acquired the City of North Middletown gas system in Bourbon County, consisting of 180 primarily residential customers. During July, 1997, Delta purchased the gas system of Annville Gas & Transmission Corporation in Jackson County, which serves several industrial and residential customers. This system was expanded by Delta during the first part of fiscal 1998 to provide gas service to customers in the City of Annville.

    The Company also anticipates continuing activity in gas production and transportation and plans to pursue and increase these activities wherever practicable. The Company will continue to consider the construction or acquisition of additional transmission, storage and gathering facilities to provide for increased transportation, enhanced supply and system flexibility. During June, 1997, Delta acquired TranEx Corporation, which owns a 43 mile, 8 inch diameter steel pipeline that extends from Clay County to Madison County. Delta is utilizing the pipeline to deliver natural gas for injection into its Canada Mountain storage field as well as for a portion of Delta's system supply.

OPERATING STATISTICS

    Set forth in the following table is information indicative of Delta's business during the periods indicated.

                                                                   FOR THE
                                                                TWELVE MONTHS
                                                                    ENDED               FOR THE FISCAL YEARS ENDED JUNE 30,
                                                                DECEMBER 31,     --------------------------------------------------
                                                                    1997          1997      1996       1995       1994       1993
                                                                -------------    -------   -------    -------    -------    -------

RETAIL CUSTOMERS SERVED, END OF PERIOD

    Residential................................................     32,637        31,380    29,840     29,029     27,939     27,293

    Commercial.................................................      5,081         4,761     4,453      4,287      4,242      4,093

    Industrial.................................................         71            74        75         72         76         75
                                                                    ------       -------   -------    -------    -------    -------

        Total..................................................     37,789        36,215    34,368     33,388     32,257     31,461
                                                                    ------       -------   -------    -------    -------    -------

OPERATING REVENUES ($000)

    Residential sales..........................................     20,526        19,694    16,540     14,772     16,597     14,578

    Commercial sales...........................................     12,449        11,977     9,788      8,673      9,663      8,269

    Industrial sales...........................................      1,976         1,890     1,483      1,248      1,671      1,383

    On-system transportation...................................      3,686         3,214     2,913      2,588      2,310      2,451

    Off-system transportation..................................        438           382       418        461        623        836

    Subsidiary sales...........................................      5,889         4,904     5,297      3,959      3,755      3,532

    Other......................................................        111           108       137        143        228        172
                                                                    ------       -------   -------    -------    -------    -------

        Total..................................................     45,075        42,169    36,576     31,844     34,847     31,221
                                                                    ------       -------   -------    -------    -------    -------

SYSTEM THROUGHPUT (MILLION CU. FT.)

    Residential sales..........................................      2,528         2,464     2,741      2,173      2,511      2,341

    Commercial sales...........................................      1,591         1,557     1,673      1,328      1,506      1,368

    Industrial sales...........................................        289           278       291        223        316        281
                                                                    ------       -------   -------    -------    -------    -------

        Total retail sales.....................................      4,408         4,299     4,705      3,724      4,333      3,990

    On-system transportation...................................      3,294         2,863     2,570      2,390      2,186      2,248

    Off-system transportation..................................      1,372         1,205     1,134      1,452      1,997      2,668
                                                                    ------       -------   -------    -------    -------    -------

        Total..................................................      9,074         8,367     8,409      7,566      8,516      8,906
                                                                    ------       -------   -------    -------    -------    -------

AVERAGE ANNUAL CONSUMPTION PER END
  OF PERIOD RESIDENTIAL CUSTOMER
  (THOUSAND CU. FT.)...........................................         77            79        92         75         90         86

LEXINGTON, KENTUCKY DEGREE DAYS

    Actual.....................................................      5,073         4,869     5,280      4,215      4,999      4,688

    Percent of 30 year average (4,727).........................      107.3         103.0     111.7       89.2      105.8       99.2

AVERAGE REVENUE PER MCF SOLD AT RETAIL ($).....................       7.93          7.81      5.91       6.63       6.44       6.07

AVERAGE GAS COST PER MCF SOLD AT RETAIL ($)....................       4.73          4.62      2.81       3.37       3.34       2.90

GAS SUPPLY

    Delta receives its gas supply from a combination of interstate and Kentucky sources.

    Delta's interstate gas supply is transported and/or stored by Tennessee Gas Pipeline Company ("Tennessee"), Columbia Gas Transmission Corporation ("Columbia"), Columbia Gulf Transmission Company ("Columbia Gulf") and
Texas Eastern Transmission Corporation ("Texas Eastern"). Delta acquires its interstate gas supply from gas marketers.

    Delta's agreements with Tennessee extend until 2000 and thereafter continue on a year-to-year basis until terminated by either party. Tennessee is obligated under the agreements to transport up to 17,600 Mcf per day for Delta. Delta acquires its gas for transportation by Tennessee under an agreement with a gas marketer. During the twelve months ended December 31, 1997, Delta purchased 1,806,000 Mcf from the gas marketer under an agreement that extends through April, 1999.

    Delta's agreements with Columbia and Columbia Gulf extend until 2008 and thereafter continue on a year-to-year basis until terminated by one of the parties to the particular agreement. Columbia and Columbia Gulf are obligated under the agreements to transport up to 12,000 Mcf per day and 4,000 Mcf per day, respectively, for Delta. Delta acquires its gas for transportation by Columbia and Columbia Gulf under agreements with a gas marketer. During the twelve months ended December 31, 1997, Delta purchased a total of 909,000 Mcf from the gas marketer under agreements that extend through April, 2000.

    Delta has an agreement with The Wiser Oil Company ("Wiser") to purchase natural gas from Wiser through October, 1999. Delta and Wiser annually determine the daily deliverability from Wiser, and Wiser is committed to deliver that volume. Wiser currently is obligated to deliver 9,900 Mcf per day to Delta through October 31, 1998 and 8,910 Mcf per day on and after November 1, 1998. Delta purchased 1,670,000 Mcf from Wiser during the twelve months ended December 31, 1997.

    Delta has agreements with Enpro to purchase all the natural gas produced from Enpro's wells on certain leases in Bell, Knox and Whitley Counties, Kentucky. These agreements remain in force so long as gas is produced in commercial quantities from the wells on the leases. Remaining proved, developed natural gas reserves are estimated at 4,400,000 Mcf. Delta purchased a total of 198,000 Mcf from those properties during the twelve months ended December 31, 1997. Enpro also produces oil from certain of these leases, but oil production has not been significant.

    Delta purchases gas under agreements with various marketers and Kentucky producers. The combined volumes of gas purchased from these sources during the twelve months ended December 31, 1997 were 55,000 Mcf.

    Resources and Delgasco purchase gas under agreements with marketers and Kentucky producers. The gas is resold to industrial customers on Delta's system, to Delta for system supply and to others. The combined volumes of gas purchased by Resources and Delgasco from these sources during the twelve months ended December 31, 1997 were 2,965,000 Mcf.

    Delta has completed the development of an underground natural gas storage field with an estimated eventual working capacity of 4,000,000 Mcf. See "Business--Properties". This field has been used to provide a portion of Delta's winter supply needs since 1996. This storage capability permits Delta to purchase and store gas during the non-heating months, and then withdraw and sell the gas during the peak usage months.

    Although there are competitors for the acquisition of gas supplies, Delta continues to seek additional new gas supplies from all available sources, including those in the proximity of its facilities in southeastern Kentucky. Also, Resources and Delgasco continue to pursue acquisitions of new gas supplies from Kentucky producers and others.

    Some producers in Delta's service area can access certain pipeline delivery systems other than Delta, which provides competition from others for transportation of such gas. Delta will continue its efforts to purchase or transport any natural gas available that is produced in reasonable proximity to its facilities. Delta will continue to maintain an active gas supply management program that emphasizes long-term reliability and the pursuit of cost effective sources of gas for its customers.

REGULATORY MATTERS

    Delta is subject to the regulatory authority of the Public Service Commission of Kentucky ("PSC") with respect to various aspects of Delta's business, including rates and service to retail and transportation customers. The Company monitors the need to file a general rate case as a way to adjust its sales prices. Delta currently has no general rate cases filed with the PSC. The history of Delta's general rate cases since 1985 is as follows:

                        ANNUAL
                        REVENUE      ANNUAL REVENUE INCREASE APPROVED         TEST YEAR          AUTHORIZED
     DATE OF           INCREASE      --------------------------------       (TWELVE MONTHS        RETURN ON
   APPLICATION         REQUESTED       DATE EFFECTIVE        AMOUNT             ENDED)          COMMON EQUITY
------------------    -----------    ------------------    ----------     ------------------    -------------
May 31, 1985          $ 1,600,000    November 15, 1985     $  452,000     March 31, 1985             15.0%

                                     December 30, 1985     $   77,000

                                     January 28, 1986      $  154,000

December 14, 1990     $ 2,937,000    May 23, 1991          $2,050,000     June 30, 1990               <Fa>

March 14, 1997        $ 2,962,000    November 30, 1997     $1,670,000<Fb> December 31, 1996          11.6%<Fc>

--------
<Fa> Delta requested a 14% return on common equity. The rate case was settled with all intervenors and approved by the PSC. No specific return on common equity was stated in the settlement.

<Fb> The PSC has granted a rehearing, scheduled for April 2, 1998, on tax-related items that could result in $157,000 of additional annual revenues.

<Fc> Delta requested a 13% return on common equity.

    Delta currently has a Gas Cost Recovery ("GCR") clause, which permits changes in Delta's gas costs to be reflected in the rates charged to customers. The GCR requires Delta to make quarterly filings with the PSC, but such procedure does not require a general rate case. Although the PSC is allowing Delta through its GCR clause to recover its costs in connection with its recently developed storage facilities on Canada Mountain (see
"Business--Summary of Business Development"), this recovery through rates, which amounts to approximately $0.56 per Mcf, is currently under review by the PSC and thus is currently being billed to Delta's customers subject to refund. Delta can currently predict neither the outcome of this review nor the impact on Delta's rates, if any.

    During 1997, the PSC established a proceeding to investigate affiliate transactions. Delta is a party to this proceeding, and Delta responded to a PSC data request relating to Delta's subsidiaries. Delta can currently predict neither the outcome of this proceeding nor the impact on Delta's rates, if any.

    The PSC convened meetings during 1997 with various regulated utilities and other interested parties to discuss the potential unbundling of natural gas rates and services in Kentucky. Delta participated actively in these meetings and plans to continue to provide comments in future discussions concerning regulatory and legislative issues relating to unbundling.

    In addition to PSC regulation, Delta may obtain non-exclusive franchises from the cities and communities in which it operates authorizing it to place its facilities in the streets and public grounds. However, no utility may obtain a franchise until it has obtained from the PSC a Certificate of Convenience and Necessity authorizing it to bid on the franchise. Delta holds franchises in four of the ten cities in which it maintains branch offices and in seven other communities it serves. In the other cities and communities served by the Company, either Delta's franchises have expired, the communities do not have governmental organizations authorized to grant franchises, or the local governments have not required or do not want to offer a franchise. Delta attempts to acquire or reacquire franchises whenever feasible.

    Without a franchise, a local government could require Delta to cease its occupation of the streets and public grounds or prohibit Delta from extending its facilities into any new area of that city or community. To date, the absence of a franchise has had no adverse effect on Delta's operations.

PROPERTIES

    Delta owns its corporate headquarters in Winchester, Kentucky. In addition, Delta owns buildings used for branch operations in nine of the cities it serves and rents an office building in one other city. Also, Delta owns a building in Laurel County used for training as well as equipment and materials storage.

    The Company owns approximately 1,960 miles of natural gas gathering, transmission, distribution and service lines. These lines range in size up to twelve inches in diameter. There are no significant encumbrances on these assets.

    Delta holds leases for the storage of natural gas under approximately 8,000 acres located in Bell County, Kentucky. This property was developed for the underground storage of natural gas and has an estimated capacity to store 4,000,000 Mcf of gas.

    Delta owns the rights to any oil and gas underlying approximately 3,500 acres in Bell County. Portions of these properties are used by Delta for the storage of natural gas. The maximum capacity of the storage facilities is 550,000 Mcf. These properties otherwise are currently non-producing, and no reserve studies have been undertaken on the properties.

    Enpro owns interests in certain oil and gas leases relating to approximately 11,000 acres located in Bell, Knox and Whitley Counties. There presently are 56 gas wells and 7 oil wells producing from these properties. Enpro's remaining proved, developed natural gas reserves are estimated at 4,400,000 Mcf. Oil production from the property has not been significant. Also, Enpro owns the oil and gas underlying 11,500 additional acres in Bell, Clay and Knox Counties. These properties are currently non-producing, and no reserve studies have been performed on the properties.

    Under the terms of an agreement with a producer relating to approximately 14,000 acres of Enpro's undeveloped holdings, the producer is conducting exploration activities on the acreage. Enpro reserved the option to participate in wells drilled and also retained certain working and royalty interests in any production from future wells.

    There are no significant encumbrances on the Company's assets.

EMPLOYEES

    On December 31, 1997, Delta had 181 full-time employees. Delta considers its relationship with its employees to be satisfactory. Delta's employees are not represented by unions or subject to any collective bargaining agreements.

LEGAL PROCEEDINGS

    Delta and its subsidiaries are not parties to any legal proceedings which are expected to have a materially adverse impact on the financial condition or results of operations of the Company.

                           DESCRIPTION OF DEBENTURES

GENERAL

    The Debentures are to be issued under an Indenture dated as of March 1, 1998 (the "Indenture"), by and between the Company and The Fifth Third Bank, Cincinnati, Ohio, as Trustee. A copy of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Debentures include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. Potential investors are referred to the Indenture and the Trust Indenture Act for a statement of such terms. The following statements relating to the Debentures and certain provisions of the Indenture are summaries, do not purport to be complete, and are subject to and are qualified in their entirety by reference to the provisions of the Indenture. Unless otherwise stated, capitalized terms defined in the Indenture have the same meanings when used herein.

    The Company does not intend to list the Debentures on a national securities exchange. There is presently no trading market for the Debentures, and there can be no assurance that such a market will develop or, if developed, that it will be maintained.

BOOK-ENTRY ONLY SYSTEM

    The Debentures will be issued in the aggregate initial principal amount of $25,000,000 and will be represented by one certificate (the "Global
Security") to be registered in the name of the nominee of The Depository Trust Company ("DTC") or any successor depository (the "Depository"). The
Depository will maintain the Debentures in denominations of $1,000 and integral multiples thereof through its book-entry facilities. In accordance with its normal procedures, the Depository will record the interests of each Depository participating firm (e.g., brokerage firm) ("Participant") in the Debentures, whether held for its own account or as a nominee for another person.

    So long as the nominee of the Depository is the registered owner of the Debentures, such nominee will be considered the sole owner or holder of the Debentures for all purposes under the Indenture and any applicable laws, except as noted below. A Beneficial Owner, as hereinafter defined, of interests in the Debentures will not be entitled to receive a physical certificate representing such ownership interest and will not be considered an owner or holder of the Debentures under the Indenture, except as otherwise provided below. A Beneficial Owner is the person who has the right to sell, transfer or otherwise dispose of an interest in the Debentures and the right to receive the proceeds therefrom, as well as interest and principal payable in respect thereof. A Beneficial Owner's interest in the Debentures will be recorded, in integral multiples of $1,000, on the records of the Participant that maintains such Beneficial Owner's account for such purpose. In turn, the Participant's interest in such Debentures will be recorded, in integral multiples of $1,000, on the records of the Depository. Therefore, the Beneficial Owner must rely on the foregoing arrangements to evidence its interest in the Debentures. Beneficial ownership of the Debentures may be transferred only by compliance with the procedures of a Beneficial Owner's Participant (e.g., brokerage firm) and the Depository.

    All rights of ownership must be exercised through the Depository and the book-entry system, except that a Beneficial Owner is entitled to exercise directly its rights under Section 316(b) of the Trust Indenture Act with respect to the payment of interest and principal on the Debentures. Notices that are to be given to registered owners by the Company or the Trustee will be given only to the Depository. It is expected that the Depository will forward the notices to the Participants by its usual procedures, so that such Participants may forward such notices to the Beneficial Owners. Neither the Company nor the Trustee will have any responsibility or obligation to assure that any notices are forwarded by the Depository to the Participants or by any Participants to the Beneficial Owners.

    DTC has advised the Company and the Underwriter as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of Participants and facilitates the clearance and settlement of securities transactions among Participants in such securities transactions through electronic book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

INTEREST AND PAYMENT

    The Debentures will mature on April 1, 2018. The Debentures will bear interest from the date of issuance at the rate per annum stated on the cover page hereof, calculated on the basis of a 360-day year of twelve 30-day months, payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1998 to the Persons in whose names the Debentures are registered at the close of business on the 15th day of the month prior to such Interest Payment Date. If any payment date would otherwise be a day that is a Legal Holiday, the payment will be postponed to the next day that is not a Legal Holiday, and no interest on such payment shall accrue for the period from and after such otherwise scheduled payment date for the purposes of the payment to be made on such next succeeding day.

    So long as the nominee of the Depository is the registered owner of the Debentures, payments of interest and principal in respect of the Debentures will be made to the Depository. The Depository will be responsible for crediting the amount of such distributions to the accounts of the Participants entitled thereto, in accordance with the Depository's normal procedures. Each Participant will be responsible for disbursing such distributions to the Beneficial Owners of the interests in Debentures that it represents. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to, notices to, or payments made on account of, beneficial ownership interests in the Debentures; maintaining, supervising or reviewing any records relating to such beneficial ownership interests; the selection of any Beneficial Owner to receive payment in the event of a partial redemption of the Global Security; or consents given or other action taken on behalf of any Beneficial Owner.

REDEMPTION AT THE OPTION OF THE COMPANY

    The Debentures will be redeemable at any time on or after April 1, 2003, as a whole or in part, at the election of the Company, at a Redemption Price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date.

    If less than all the Debentures are redeemed, the particular Debentures to be redeemed will be selected by the Trustee by lot.

    Notice of redemption will be mailed at least 30 days before the Redemption Date to each holder of Debentures to be redeemed at the holder's registered address. The Company has the right to rescind any notice of redemption at any time at least five days prior to the Redemption Date.

    On and after the Redemption Date, interest will cease to accrue on Debentures or portions thereof called for redemption, unless the Company shall default in the payment of the Redemption Price.

LIMITED RIGHT OF REDEMPTION UPON DEATH OF BENEFICIAL OWNER

    Unless the Debentures have been declared due and payable prior to their maturity by reason of an Event of Default, the Representative (as hereinafter defined) of a deceased Beneficial Owner has the right to request redemption at par of all or part of his interest expressed in integral multiples of $1,000 principal amount, in the Debentures for payment prior to maturity, and the Company will redeem the same subject to the limitations that the Company will not be obligated to redeem during the period from the original issuance of the Debentures through and including April 1, 1999 (the "Initial Period"), and during any twelve-month period which ends on and includes each April 1 thereafter (each such twelve-month period being hereinafter referred to as a "Subsequent Period") (i) on behalf of a deceased Beneficial Owner any interest in the Debentures which exceeds an aggregate principal amount of $25,000 or (ii) interests in the Debentures in an aggregate principal amount exceeding $750,000. A request for redemption may be presented to the Trustee by the Representative of a Deceased Beneficial Owner at any time and in any principal amount. Representatives of deceased Beneficial Owners must make arrangements with the Participant through whom such interest is owned in order that timely presentation of redemption requests can be made by the Participant and, in turn, by the Depository to the Trustee. If the Company, although not obligated to do so, chooses to redeem interests of a deceased Beneficial Owner in the Debentures in the Initial Period or in any Subsequent Period in excess of the $25,000 limitation, such redemption, to the extent that it exceeds the $25,000 limitation for any deceased Beneficial Owner, shall not be included in the computation of the $750,000 aggregate limitation for such Initial Period or such Subsequent Period, as the case may be, or for any succeeding Subsequent Period.

    Subject to the $25,000 and the $750,000 limitations, the Company will upon the death of any Beneficial Owner redeem the interest of the Beneficial Owner in the Debentures within 60 days following receipt by the Trustee of a Redemption Request, as hereinafter defined, from such Beneficial Owner's personal representative, or surviving joint tenant(s), tenant(s) by the entirety or tenant(s) in common, or other persons entitled to effect such a Redemption Request (each, a "Representative"). If Redemption Requests exceed the aggregate principal amount of interests in Debentures required to be redeemed during the Initial Period or any Subsequent Period, then such excess Redemption Requests will be applied to successive Subsequent Periods, regardless of the number of Subsequent Periods required to redeem such interests.

    A request for redemption of an interest in the Debentures may be made by delivering a request to the Participant through whom the deceased Beneficial Owner owned such interest, in form satisfactory to the Participant, together with evidence of the death of the Beneficial Owner and evidence of the authority of the Representative satisfactory to the Participant and Trustee. A Representative of a deceased Beneficial Owner may make the request for redemption and shall submit such other evidence of the right to such redemption as the Participant or Trustee shall require. The request shall specify the principal amount of interest in the Debentures to be redeemed. A request for redemption in form satisfactory to the Participant and accompanied by the documents relevant to the request as above provided, together with a certification by the Participant that it holds the interest on behalf of the deceased Beneficial Owner with respect to whom the request for redemption is being made (a "Redemption Request"), shall be provided to the Depository by a Participant, and the Depository will forward the request to the Trustee. Redemption Requests shall be in form satisfactory to the Trustee.

    The price to be paid by the Company for an interest in the Debentures to be redeemed pursuant to a request on behalf of a deceased Beneficial Owner is one hundred percent (100%) of the principal amount thereof plus accrued but unpaid interest to the date of payment. Subject to arrangements with the Depository, payment for interests in the Debentures which are to be redeemed shall be made to the Depository upon presentation of Debentures to the Trustee for redemption in the aggregate principal amount specified in the Redemption Requests submitted to the Trustee by the Depository which are to be fulfilled in connection with such payment. Any acquisition of Debentures by the Company or its Subsidiaries other than by redemption at the option of any Representative of a deceased Beneficial Owner shall not be included in the computation of either the $25,000 or the $750,000 limitation for the Initial Period or for any Subsequent Period.

    Interests in the Debentures held in tenancy by the entirety, joint tenancy or by tenants in common will be deemed to be held by a single Beneficial Owner, and the death of a tenant in common, tenant by the entirety or joint tenant will be deemed the death of a Beneficial Owner. The death of a person who, during such person's lifetime, was entitled to substantially all of the rights of a Beneficial Owner of an interest in the Debentures will be deemed the death of the Beneficial Owner, regardless of the recordation of such interest on the records of the Participant, if such rights can be established to the satisfaction of the Participant and the Trustee. Such interest shall be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh [H.R.10] plans maintained solely by or for the decedent or by or for the decedent and any spouse), and trust and certain other arrangements where one person has substantially all of the rights of a Beneficial Owner during such person's lifetime.

    In the case of a Redemption Request which is presented on behalf of a deceased Beneficial Owner and which has not been fulfilled at the time the Company gives notice of its election to redeem the Debentures, the interests in the Debentures which are the subject of such Redemption Request shall not be eligible for redemption pursuant to the Company's option to redeem but shall remain subject to redemption pursuant to such Redemption Request.

    Subject to the provisions of the immediately preceding paragraph, any Redemption Request may be withdrawn upon delivery of a written request for such withdrawal given to the Trustee by the Depository prior to payment for redemption of the interest in the Debentures by reason of the death of a Beneficial Owner.

    The Company is legally obligated to redeem Debentures and interests of Beneficial Owners therein properly presented for redemption pursuant to a Redemption Request in accordance with and subject to the terms, conditions and limitations of the Indenture, as summarized above. The Company's redemption obligation is not cumulative. Nothing in the Indenture prohibits the Company from redeeming, in fulfillment of Redemption Requests made pursuant to the Indenture, Debentures or interests therein of Beneficial Owners in excess of the principal amount the Company is obligated to redeem, nor does anything in the Indenture prohibit the Company from purchasing any Debentures or interests therein in the open market. However, the Company may not use any Debentures redeemed or purchased as described in the immediately preceding sentence as a credit against its redemption obligation.

    Because of the limitations of the Company's requirement to redeem, no Beneficial Owner can have any assurance that its interest in the Debentures will be paid prior to maturity.

SINKING FUND; NON-CONVERTIBILITY

    The Debentures are not subject to a sinking fund and are not convertible.

DEBENTURES UNSECURED

    The Debentures will be unsecured obligations and will rank on a parity with all of the other unsecured and unsubordinated Indebtedness of the Company outstanding from time to time. Subject only to the restrictive covenants described below (see "Restrictive Covenants"), the Indenture does not limit the amount of Indebtedness which the Company or its Subsidiaries may incur.

RESTRICTIVE COVENANTS

    The Company covenants in the Indenture that neither the Company nor any of its Subsidiaries will create, issue, incur, guarantee or assume any Funded Indebtedness which ranks prior to or on a parity with the Debentures in right of payment, unless immediately thereafter, and after giving effect thereto and to the application of the proceeds thereof, Consolidated Net Utility Fixed Assets are at least equal to Consolidated Funded Indebtedness. Consolidated Net Utility Fixed Assets is defined in the Indenture to include the net book value (determined in accordance with generally accepted accounting principles) of all physical property of the Company and any Subsidiary used or useful to the Company or such Subsidiary in the business of furnishing or distributing, as a public utility, gas service. Funded Indebtedness is defined in the Indenture as all Indebtedness other than Current Indebtedness and would include the Debentures. Consolidated Funded Indebtedness is defined to include Funded Indebtedness of the Company and Funded Indebtedness of Consolidated Subsidiaries. At December 31, 1997, after giving effect to the issuance of the Debentures offered hereby, and the application of the proceeds therefrom, Consolidated Net Utility Fixed Assets would have exceeded Consolidated Funded Indebtedness by $36,131,000.

    The Company also covenants that it will not declare or pay any dividends or make any other distribution upon its Common Stock (other than dividends and distributions payable only in shares of Common Stock) and will not directly or indirectly apply any of the assets of the Company to the redemption, retirement, purchase or other acquisition of any stock of the Company of any class, except purchases or redemptions in compliance with any mandatory sinking fund or purchase fund or redemption requirement in respect of any preferred stock of the Company, whether now or hereafter authorized or issued, unless after giving effect to such declaration, payment, distribution or application of assets the Consolidated Tangible Net Worth of the Company shall be at least equal to $21,500,000 as reflected on the Company's latest available balance sheet. Consolidated Tangible Net Worth is defined in the Indenture as the shareholders' equity of the Company, less intangible assets. At December 31, 1997, after giving effect to the issuance of the Debentures, the Consolidated Tangible Net Worth of the Company would have been $28,255,698.

    Subject to certain exceptions described in the Indenture (including Liens to secure Indebtedness having an outstanding principal balance aggregating not more than $4,000,000), the Company also covenants that it will not issue, assume or guarantee any Indebtedness secured by a Lien (as defined in the Indenture) on any property or asset at any time owned by it, without effectively securing, prior to or concurrently with the issuance, assumption or guarantee of any such Indebtedness, the Debentures equally and ratably with (or, at the Company's option, prior to) such Indebtedness.

    Except as described in the preceding three paragraphs, the Indenture does not afford any protection to holders of Debentures solely on account of the Company's involvement in highly leveraged transactions.

SUCCESSOR CORPORATION

    The Company covenants in the Indenture that it will not consolidate with, merge into or transfer or lease all or substantially all of its assets to another Person, unless immediately after such transaction no Default will exist, such Person assumes all the obligations of the Company under the Debentures and the Indenture, and certain other requirements are met.

EVENTS OF DEFAULT; NOTICE AND WAIVER

    The following constitute events of default under the Indenture: (a) default in the payment of principal of the Debentures when due; (b) default in the payment of any interest on the Debentures when due, continued for 30 days; (c) default in the performance of any other agreement of the Company in the Debentures or the Indenture, continued for 60 days after written notice; (d) acceleration of certain indebtedness of the Company or its Subsidiaries for borrowed money under the terms of any instrument under which indebtedness of $100,000 or more is issued or secured; and (e) certain events in bankruptcy, insolvency or reorganization.

    The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give the holders of Debentures notice of all continuing defaults (as defined) known to it; but, except in the case of a default in the payment of the principal or interest in respect of any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of such holders.

    If any event of default shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of then outstanding Debentures may declare the Debentures immediately due and payable. Any such acceleration may be rescinded by the holders of a majority in principal amount of the Debentures then outstanding, upon the conditions provided in the Indenture.

    An existing default and its consequences may be waived by the holders of a majority in principal amount of the Debentures, upon the conditions provided in the Indenture, other than an uncured default in payment of principal or interest in respect of the Debentures, an uncured failure to make any redemption payment or an uncured default with respect to a provision which cannot be modified under the terms of the Indenture without the consent of each holder affected.

    The Indenture includes a covenant that the Company will file annually with the Trustee, within 120 days after the end of each fiscal year, a statement regarding compliance by the Company with the terms thereof and specifying any defaults by the Company of which the signers may have knowledge.

MODIFICATION OF THE INDENTURE

    Modifications and amendments of the Indenture which materially affect the rights of the holders of the Debentures may be made by the Company and the Trustee only with the consent of the holders of not less than a majority in principal amount of the Debentures then outstanding; provided that no such modification or amendment may change the stated maturity of any Debenture, or reduce the principal amount of or interest rate on any Debenture or change the interest payment date or otherwise modify the terms of payment of the principal of or interest on the Debentures, or reduce the percentage required for any consent, waiver or modification, or modify certain other provisions of the Indenture, without the consent of each holder of any Debenture affected thereby.

DISCHARGE OF THE INDENTURE

    The Indenture will be discharged and canceled upon payment of all the Debentures or upon deposit with the Trustee, within no more than one year prior to the maturity or the redemption of all the Debentures, of funds or U.S. Government Obligations sufficient to pay the principal of and premium, if any, and interest on the Debentures.

TRUSTEE

    The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Debentures before proceeding to exercise any right or power under the Indenture at the request of the holders of Debentures. The Indenture provides that the holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding and any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

    The Fifth Third Bank ("Fifth Third"), the Trustee and Debenture Registrar under the Indenture, has its corporate trust office in Cincinnati, Ohio. Fifth Third serves as Registrar, Transfer Agent and Dividend Disbursement Agent for Delta's Common Stock, Agent for Delta's Dividend Reinvestment and Stock Purchase Plan, as well as Trustee and Debenture Registrar for Delta's 8.3% Debentures due 2026.

                                 UNDERWRITING

    Edward D. Jones & Co., L.P. (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase from the Company the Debentures.

    The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Debentures are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriter is obligated to take and pay for all of the Debentures offered hereby if any are taken.

    The Underwriter has advised the Company that it proposes to offer the Debentures being purchased by it directly to the public at the initial public offering price set forth on the cover page of this Prospectus.

    Until the distribution of the Debentures is completed, rules of the Commission may limit the ability of the Underwriter to bid for and purchase the Debentures. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures.

    If the Underwriter creates a short position in the Debentures in connection with the Offering, i.e., if it sells more Debentures than are set forth on the cover page of this Prospectus, the Underwriter may reduce that short position by purchasing Debentures in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the securities.

    Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The offering of the Debentures is made for delivery when, as and if accepted by the Underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriter reserves the right to reject any order for the purchase of Debentures in whole or in part.

    The Company has agreed to indemnify the Underwriter and persons who control the Underwriter against certain liabilities that may be incurred in connection with the offering contemplated hereby, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

                                    EXPERTS

    The audited consolidated financial statements and schedules of the Company included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                LEGAL OPINIONS

    The validity of the Debentures will be passed upon for the Company by its special counsel, Stoll, Keenon & Park, LLP, Lexington, Kentucky, and certain matters will be passed upon for the Underwriter by Armstrong, Teasdale, Schlafly & Davis, St. Louis, Missouri.

    Attorneys in the firm of Stoll, Keenon & Park, LLP who have participated in the firm's representation of Delta and members of such attorneys' immediate families own collectively 6,056 shares of Delta's Common Stock.

           DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                               PAGE
                                                                                               ----


Report of Independent Public Accountants..............................................          F-2

Consolidated Statements of Income for the Twelve Months Ended December 31, 1997
  (unaudited) and the Years Ended June 30, 1997, 1996 and 1995 (audited)..............          F-3

Consolidated Statements of Cash Flows for the Twelve Months Ended December 31, 1997
  (unaudited) and the Years Ended June 30, 1997, 1996 and 1995 (audited)..............          F-4

Consolidated Balance Sheets as of December 31, 1997 (unaudited) and June 30, 1997 and
  1996 (audited)......................................................................          F-5

Consolidated Statements of Changes in Shareholders' Equity for the Twelve Months Ended
  December 31, 1997 (unaudited) and the Years Ended June 30, 1997, 1996 and 1995
  (audited)...........................................................................          F-6

Consolidated Statements of Capitalization as of December 31, 1997 (unaudited) and June
  30, 1997 and 1996 (audited).........................................................          F-7

Notes to Consolidated Financial Statements............................................          F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Delta Natural Gas Company, Inc.:

    We have audited the accompanying consolidated balance sheets and statements of capitalization of Delta Natural Gas Company, Inc. (a Kentucky corporation) and subsidiary companies as of June 30, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Natural Gas Company, Inc. and subsidiary companies as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                       ARTHUR ANDERSEN LLP

Louisville, Kentucky
August 15, 1997

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                                 CONSOLIDATED STATEMENTS OF INCOME
                                                                    FOR THE
                                                                 TWELVE MONTHS           FOR THE FISCAL YEARS ENDED JUNE 30,
                                                                     ENDED            -------------------------------------------
                                                               DECEMBER 31, 1997         1997            1996            1995
                                                               -----------------      -----------     -----------     -----------
                                                                  (UNAUDITED)
OPERATING REVENUES..........................................      $45,074,546         $42,169,185     $36,576,055     $31,844,339
                                                                  -----------         -----------     -----------     -----------

OPERATING EXPENSES

    Purchased gas...........................................      $24,562,876         $23,265,222     $17,389,755     $15,497,156

    Operation and maintenance (Note 1)......................        8,896,894           8,631,635       8,642,511       8,002,797

    Depreciation and depletion (Note 1).....................        3,201,585           2,935,257       2,510,952       2,183,558

    Taxes other than income taxes...........................        1,161,923           1,056,689       1,036,282         863,340

    Income taxes (Note 2)...................................        1,154,275             964,800       1,559,500       1,042,400
                                                                  -----------         -----------     -----------     -----------

        Total operating expenses............................      $38,977,553         $36,853,603     $31,139,000     $27,589,251
                                                                  -----------         -----------     -----------     -----------

OPERATING INCOME............................................      $ 6,096,993         $ 5,315,582     $ 5,437,055     $ 4,255,088

OTHER INCOME AND DEDUCTIONS, NET............................           28,794              40,874          32,503          50,582
                                                                  -----------         -----------     -----------     -----------

INCOME BEFORE INTEREST CHARGES..............................      $ 6,125,787         $ 5,356,456     $ 5,469,558     $ 4,305,670
                                                                  -----------         -----------     -----------     -----------

INTEREST CHARGES

    Interest on long-term debt..............................      $ 3,152,939         $ 2,997,393     $ 1,851,768     $ 1,879,442

    Other interest..........................................          823,010             519,432         867,641         419,693

    Amortization of debt expense............................          111,600             115,366          88,800          88,800
                                                                  -----------         -----------     -----------     -----------

        Total interest charges..............................      $ 4,087,549         $ 3,632,191     $ 2,808,209     $ 2,387,935
                                                                  -----------         -----------     -----------     -----------

NET INCOME..................................................      $ 2,038,238         $ 1,724,265     $ 2,661,349     $ 1,917,735
                                                                  ===========         ===========     ===========     ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING........        2,342,910           2,294,134       1,886,629       1,850,986

BASIC EARNINGS PER COMMON SHARE.............................      $       .87         $       .75     $      1.41     $      1.04

DILUTED EARNINGS PER COMMON SHARE...........................      $       .87         $       .75     $      1.41     $      1.04

DIVIDENDS DECLARED PER COMMON SHARE.........................      $      1.14         $      1.14     $      1.12     $      1.12

               The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE TWELVE
                                                               MONTHS ENDED          FOR THE FISCAL YEARS ENDED JUNE 30,
                                                               DECEMBER 31,     ----------------------------------------------
                                                                   1997             1997             1996             1995
                                                              --------------    ------------     ------------     ------------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES

    Net income.............................................    $  2,038,238     $  1,724,265     $  2,661,349     $  1,917,735

    Adjustments to reconcile net income to net cash from operating activities

      Depreciation, depletion and amortization.............       3,436,840        3,049,229        2,663,475        2,272,358

      Deferred income taxes and investment tax credits.....         473,275          485,400        1,762,500          (77,000)

      Other--net...........................................         688,134          666,798          484,474          602,180

    (Increase) decrease in assets

      Accounts receivable..................................      (1,396,817)        (318,178)        (860,255)        (118,237)

      Gas in storage.......................................       3,995,951         (782,007)          63,546         (138,138)

      Advance (deferred) recovery of gas cost..............      (3,385,041)         495,751       (3,788,143)       2,583,128

      Materials and supplies...............................         (69,636)        (120,969)        (124,697)         173,319

      Prepayments..........................................        (213,592)        (346,532)          53,702         (105,903)

      Other assets.........................................        (582,623)        (541,669)         (31,723)         (71,087)

    Increase (decrease) in liabilities

      Accounts payable.....................................        (587,907)        (439,721)         871,207         (178,609)

      Refunds due customers................................         379,087          554,520         (456,283)          83,572

      Accrued taxes........................................         776,972        1,038,761         (270,394)         (72,210)

      Other current liabilities............................         354,593          744,054           56,951           69,742

      Advances for construction and other..................          (4,851)            (476)           9,100            2,333
                                                               ------------     ------------     ------------     ------------

        Net cash provided by operating activities..........    $  5,902,623     $  6,209,226     $  3,094,809     $  6,943,183
                                                               ------------     ------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Capital expenditures...................................    $(14,236,815)    $(16,648,994)    $(13,373,416)    $ (8,122,838)
                                                               ------------     ------------     ------------     ------------

        Net cash used in investing activities..............    $(14,236,815)    $(16,648,994)    $(13,373,416)    $ (8,122,838)
                                                               ------------     ------------     ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES

    Dividends on common stock..............................    $ (2,671,093)    $ (2,651,073)    $ (2,113,414)    $ (2,073,374)

    Issuance of common stock, net..........................         639,809        6,773,054          568,875          502,361

    Issuance of long-term debt, net........................              --       14,334,833               --               --

    Repayment of long-term debt............................        (813,321)        (478,256)        (561,000)        (240,100)

    Issuance of short-term debt............................      35,280,000       30,975,000       25,955,000       19,495,000

    Repayment of short-term debt...........................     (23,675,000)     (38,185,000)     (13,555,000)     (16,525,000)
                                                               ------------     ------------     ------------     ------------

        Net cash provided by financing activities..........    $  8,760,395     $ 10,768,558     $ 10,294,461     $  1,158,887
                                                               ------------     ------------     ------------     ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......    $    426,203     $    328,790     $     15,854     $    (20,768)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...............          18,201          151,633          135,779          156,547
                                                               ------------     ------------     ------------     ------------

CASH AND CASH EQUIVALENTS, END OF YEAR.....................    $    444,404     $    480,423     $    151,633     $    135,779
                                                               ============     ============     ============     ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

    Cash paid during the year for

        Interest...........................................    $  4,008,286     $  3,019,881     $  2,491,091     $  2,253,472

        Income taxes.......................................    $    366,032     $   (432,163)    $    193,560     $  1,264,942

               The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                                    CONSOLIDATED BALANCE SHEETS

                                                                                 AS OF                   AS OF JUNE 30,
                                                                              DECEMBER 31,       -------------------------------
                                                                                  1997               1997               1996
                                                                              ------------       ------------       ------------
                                                                               (UNAUDITED)
ASSETS
    GAS UTILITY PLANT, at cost............................................    $123,913,386       $116,829,158       $ 98,795,623

        Less--Accumulated provision for depreciation......................     (33,251,728)       (31,734,976)       (26,749,774)
                                                                              ------------       ------------       ------------

            Net gas plant.................................................    $ 90,661,658       $ 85,094,182       $ 72,045,849
                                                                              ------------       ------------       ------------

    CURRENT ASSETS

        Cash and cash equivalents.........................................    $    444,404       $    480,423       $    151,633

        Accounts receivable, less accumulated provisions for doubtful accounts of $83,647, $113,945 and $105,756 as of December 31,
          1997 and June 30, 1997 and 1996, respectively...................       3,615,358          2,414,632          2,096,454

        Gas in storage, at average cost...................................       1,855,202          1,209,171            427,164

        Deferred gas costs (Note 1).......................................       3,796,666          2,180,606          2,676,357

        Materials and supplies, at first-in, first-out cost...............         710,358            773,108            652,139

        Prepayments.......................................................         388,449            716,076            369,544
                                                                              ------------       ------------       ------------

            Total current assets..........................................    $ 10,810,437       $  7,774,016       $  6,373,291
                                                                              ------------       ------------       ------------

    OTHER ASSETS

        Cash surrender value of officers' life insurance
          (face amount of $1,036,009).....................................    $    329,913       $    321,339       $    304,339

        Note receivable from officer......................................         122,000            134,000            126,000

        Unamortized debt expense and other (Note 6).......................       3,335,330          3,357,628          2,291,158
                                                                              ------------       ------------       ------------

            Total other assets............................................    $  3,787,243       $  3,812,967       $  2,721,497
                                                                              ------------       ------------       ------------

                Total assets..............................................    $105,259,338       $ 96,681,165       $ 81,140,637
                                                                              ============       ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY

    CAPITALIZATION (SEE CONSOLIDATED STATEMENTS
      OF CAPITALIZATION)

        Common shareholders' equity.......................................    $ 28,255,698       $ 29,474,569       $ 23,628,323

        Long-term debt (Note 6)...........................................      37,976,596         38,107,860         24,488,916

        Notes payable refinanced subsequent to year end...................              --                 --         18,075,000
                                                                              ------------       ------------       ------------

            Total capitalization..........................................    $ 66,232,294       $ 67,582,429       $ 66,192,239
                                                                              ------------       ------------       ------------

    CURRENT LIABILITIES

        Notes payable (Note 5)............................................    $ 19,395,000       $ 10,865,000       $         --

        Current portion of long-term debt (Note 6)........................       1,553,777          1,987,600          1,084,800

        Accounts payable..................................................       4,391,125          2,386,717          2,826,438

        Accrued taxes.....................................................         592,850          1,132,315             93,554

        Refunds due customers.............................................         461,147            577,874             23,354

        Customers' deposits...............................................         498,566            368,561            304,246

        Accrued interest on debt..........................................       1,081,096          1,033,220            637,596

        Accrued vacation..................................................         516,032            516,032            485,847

        Other accrued liabilities.........................................         385,701            492,501            238,571
                                                                              ------------       ------------       ------------

                Total current liabilities.................................    $ 28,875,294       $ 19,359,820       $  5,694,406
                                                                              ------------       ------------       ------------

    DEFERRED CREDITS AND OTHER

        Deferred income taxes.............................................    $  8,393,000       $  7,921,100       $  7,318,500

        Investment tax credits............................................         673,500            708,400            779,400

        Regulatory liability (Note 2).....................................         867,675            892,100            938,300

        Advances for construction and other...............................         217,575            217,316            217,792
                                                                              ------------       ------------       ------------

            Total deferred credits and other..............................    $ 10,151,750       $  9,738,916       $  9,253,992
                                                                              ------------       ------------       ------------

    COMMITMENTS AND CONTINGENCIES (NOTE 8)

                Total liabilities and shareholders' equity................    $105,259,338       $ 96,681,165       $ 81,140,637
                                                                              ============       ============       ============

               The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                 FOR THE TWELVE
                                                                  MONTHS ENDED           FOR THE FISCAL YEARS ENDED JUNE 30,
                                                                  DECEMBER 31,       -------------------------------------------
                                                                      1997              1997            1996            1995
                                                                 --------------      -----------     -----------     -----------
                                                                   (UNAUDITED)
COMMON SHARES

    Balance, beginning of year...............................      $ 2,325,333       $ 1,903,580     $ 1,868,734     $ 1,839,340
      $1.00 par value of 36,589, 438,643, 34,846 and 29,394
      shares issued during the twelve months ended December
      31, 1997 and fiscal years 1997, 1996 and 1995,
      respectively

        Public issuance of common shares.....................               --           400,000              --              --

        Dividend reinvestment and stock purchase plan........           29,843            31,187          28,024          25,802

        Employee stock purchase plan and other...............            6,746             7,456           6,822           3,592
                                                                   -----------       -----------     -----------     -----------

    Balance, end of year.....................................      $ 2,361,922       $ 2,342,223     $ 1,903,580     $ 1,868,734
                                                                   ===========       ===========     ===========     ===========

PREMIUM ON COMMON SHARES

    Balance, beginning of year...............................      $26,924,496       $20,572,132     $20,022,643     $19,532,909

      Premium on issuance of common shares

        Public issuance of common shares.....................               --         6,000,000              --              --

        Dividend reinvestment and stock purchase plan........          491,113           519,478         440,621         425,357

        Employee stock purchase plan and other...............          112,634           111,701         108,868          64,377
                                                                   -----------       -----------     -----------     -----------

    Balance, end of year.....................................      $27,528,243       $27,203,311     $20,572,132     $20,022,643
                                                                   ===========       ===========     ===========     ===========

CAPITAL STOCK EXPENSE

    Balance, beginning of year...............................      $(1,916,493)      $(1,620,252)    $(1,604,792)    $(1,588,025)

        Issuance of common shares............................             (527)         (296,768)        (15,460)        (16,767)
                                                                   -----------       -----------     -----------     -----------

    Balance, end of year.....................................      $(1,917,020)      $(1,917,020)    $(1,620,252)    $(1,604,792)
                                                                   ===========       ===========     ===========     ===========

RETAINED EARNINGS

    Balance, beginning of year...............................      $   915,408       $ 2,772,863     $ 2,224,928     $ 2,380,567

        Net income...........................................        2,038,238         1,724,265       2,661,349       1,917,735

        Cash dividends declared on common shares (See
          Consolidated Statements of Income for rates).......       (2,671,093)       (2,651,073)     (2,113,414)     (2,073,374)
                                                                   -----------       -----------     -----------     -----------

    Balance, end of year.....................................      $   282,553       $ 1,846,055     $ 2,772,863     $ 2,224,928
                                                                   ===========       ===========     ===========     ===========

               The accompanying notes to consolidated financial statements are an integral part of these statements.

                                      DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION

                                                                                     AS OF                  AS OF JUNE 30,
                                                                                  DECEMBER 31,       -----------------------------
                                                                                      1997              1997              1996
                                                                                  ------------       -----------       -----------
                                                                                  (UNAUDITED)
COMMON SHAREHOLDERS' EQUITY

    Common shares, par value $1.00 per share (Notes 3 and 4)

        Authorized--6,000,000 shares

        Issued and outstanding--2,361,922, 2,342,223 and 1,903,580 shares as
          of December 31, 1997 and June 30, 1997 and 1996, respectively.......    $  2,361,922       $ 2,342,223       $ 1,903,580

    Premium on common shares..................................................      27,528,243        27,203,311        20,572,132

    Capital stock expense.....................................................      (1,917,020)       (1,917,020)       (1,620,252)

    Retained earnings (Note 6)................................................         282,553         1,846,055         2,772,863
                                                                                  ------------       -----------       -----------

        Total common shareholders' equity.....................................    $ 28,255,698       $29,474,569       $23,628,323
                                                                                  ------------       -----------       -----------

LONG-TERM DEBT (NOTES 6 AND 7)

    Debentures, 8.3%, due 2026................................................    $ 15,000,000       $15,000,000       $        --

    Debentures, 6 5/8%, due 2023..............................................      13,325,000        13,505,000        14,000,000

    Debentures, 9%, due 2011..................................................      10,000,000        10,000,000        10,000,000

    Promissory note payable, due through 2001.................................       1,151,596         1,502,901         1,401,581

    Other.....................................................................          53,777            87,559           172,135
                                                                                  ------------       -----------       -----------

        Total long-term debt..................................................    $ 39,530,373       $40,095,460       $25,573,716

    Less--Amounts due within one year, included in current liabilities........      (1,553,777)       (1,987,600)       (1,084,800)
                                                                                  ------------       -----------       -----------

        Net long-term debt....................................................    $ 37,976,596       $38,107,860       $24,488,916
                                                                                  ------------       -----------       -----------

NOTES PAYABLE REFINANCED SUBSEQUENT TO YEAR END (NOTE 5)......................    $         --       $        --       $18,075,000
                                                                                  ------------       -----------       -----------

            Total capitalization..............................................    $ 66,232,294       $67,582,429       $66,192,239
                                                                                  ============       ===========       ===========

               The accompanying notes to consolidated financial statements are an integral part of these statements.

           DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (INCLUDING NOTES APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) PRINCIPLES OF CONSOLIDATION--Delta Natural Gas Company, Inc. ("Delta" or the "Company") has five wholly-owned subsidiaries. Delta Resources, Inc. ("Resources") buys gas and resells it to industrial customers on Delta's system and to Delta for system supply. Delgasco, Inc. buys gas and resells it to Resources and to customers not on Delta's system. Deltran, Inc. operates underground natural gas storage facilities that it leases from Delta. Enpro, Inc. owns and operates production properties. TranEx Corporation owns a 43 mile intrastate pipeline. All subsidiaries of Delta are included in the consolidated financial statements. Intercompany balances and transactions have been eliminated.

    (b) CASH EQUIVALENTS--For the purposes of the Consolidated Statements of Cash Flows, all temporary cash investments with a maturity of three months or less at the date of purchase are considered cash equivalents.

    (c) DEPRECIATION--The Company determines its provision for depreciation using the straight-line method and by the application of rates to various classes of utility plant. The rates are based upon the estimated service lives of the properties and were equivalent to composite rates of 3.1%, 3.0%, 2.9% and 2.8% of average depreciable plant for the twelve months ended December 31, 1997, fiscal 1997, 1996 and 1995, respectively.

    (d) MAINTENANCE--All expenditures for maintenance and repairs of units of property are charged to the appropriate maintenance expense accounts. A betterment or replacement of a unit of property is accounted for as an addition and retirement of utility plant. At the time of such a retirement, the accumulated provision for depreciation is charged with the original cost of the property retired and also for the net cost of removal.

    (e) GAS COST RECOVERY--Delta has a Gas Cost Recovery ("GCR") clause which provides for a dollar-tracker that matches revenues and gas costs and provides eventual dollar-for-dollar recovery of all gas costs incurred. The Company expenses gas costs based on the amount of gas costs recovered through revenue. Any differences between actual gas costs and those estimated costs billed are deferred and reflected in the computation of future billings to customers using the GCR mechanism.

    (f) REVENUE RECOGNITION--The Company records revenues as billed to its customers on a monthly meter reading cycle. At the end of each month, gas service which has been rendered from the latest date of each cycle meter reading to the month-end is unbilled.

    (g) REVENUES AND CUSTOMER RECEIVABLES--The Company supplies natural gas to 38,000 customers in central and southeastern Kentucky. Revenues and customer receivables arise primarily from sales of natural gas to customers and from transportation services for others. Provisions for doubtful accounts are recorded to reflect the expected net realizable value of accounts receivable.

    (h) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (i) NEW ACCOUNTING PRONOUNCEMENTS--In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS")
No. 121, "Accounting for the Impairment of Long-Lived Assets and for
Long-Lived Assets to Be Disposed Of", effective for fiscal years beginning after December 15, 1995. The Company adopted the provisions of SFAS No. 121 in the first quarter of fiscal 1997. The new standard requires that long-lived assets and certain identified intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing such impairment reviews, companies will be required to estimate the sum of future cash flows from an asset and compare such amount to the asset's carrying amount. Any excess of carrying amount over expected cash flows will result in a possible write-down of an asset to its fair value. Adoption of SFAS No. 121 did not have a material adverse impact on the Company's financial position or results of operations.

    For companies with June 30 fiscal yearends, SFAS No. 123, "Accounting for Stock-Based Compensation", was required to be adopted as of June 30, 1997. This standard is currently inapplicable to Delta because the Company has no stock based compensation arrangements.

    Delta adopted SFAS No. 128, "Earnings per Share", during the second quarter of fiscal 1998. The adoption of this standard had no effect upon current or prior period earnings per share.

(2) INCOME TAXES

    The Company provides for income taxes on temporary differences resulting from the use of alternative methods of income and expense recognition for financial and tax reporting purposes. The differences result primarily from the use of accelerated tax depreciation methods for certain properties versus the straight-line depreciation method for financial purposes, differences in recognition of purchased gas cost recoveries and certain other accruals which are not currently deductible for income tax purposes. Investment tax credits were deferred for certain periods prior to fiscal 1987 and are being amortized to income over the estimated useful lives of the applicable properties. The Company utilizes the liability method for accounting for income taxes, which requires that deferred income tax assets and liabilities are computed using tax rates that will be in effect when the book and tax temporary differences reverse. The change in tax rates applied to accumulated deferred income taxes may not be immediately recognized in operating results because of ratemaking treatment. A regulatory liability has been established to recognize the future revenue requirement impact from these deferred taxes. The temporary differences which gave rise to the net accumulated deferred income tax liability for the periods are as follows:

                                                                                            AS OF JUNE 30,
                                                                                    ------------------------------
                                                                                       1997                1996
                                                                                    -----------         ----------
Deferred Tax Liabilities

    Accelerated depreciation....................................................    $ 9,018,800         $8,091,500

    Deferred gas cost...........................................................        860,100          1,055,700

    Accrued pension.............................................................        433,000            252,900

    Debt expense................................................................        384,900            399,200
                                                                                    -----------         ----------

        Total...................................................................    $10,696,800         $9,799,300
                                                                                    -----------         ----------

Deferred Tax Assets

    Alternative investment tax credit...........................................    $ 1,534,100         $1,305,600

    Regulatory liabilities......................................................        339,400            370,000

    Unbilled revenue............................................................        327,500            236,100

    Investment tax credit.......................................................        279,400            307,400

    Other.......................................................................        295,300            261,700
                                                                                    -----------         ----------

        Total...................................................................    $ 2,775,700         $2,480,800
                                                                                    -----------         ----------

            Net accumulated deferred income tax liability.......................    $ 7,921,100         $7,318,500
                                                                                    ===========         ==========

    The components of the income tax provision are comprised of the following:

                                                                                          AS OF JUNE 30,
                                                                          ----------------------------------------------
                                                                            1997              1996               1995
                                                                          --------         ----------         ----------
Components of income tax expense

    Payable currently

        Federal.......................................................    $242,200         $   52,100         $  453,900

        State.........................................................     (31,300)          (255,100)           194,500
                                                                          --------         ----------         ----------

            Total.....................................................    $210,900         $ (203,000)        $  648,400

    Deferred..........................................................     753,900          1,762,500            394,000
                                                                          --------         ----------         ----------

            Income tax expense........................................    $964,800         $1,559,500         $1,042,400
                                                                          ========         ==========         ==========

    Reconciliation of the statutory federal income tax rate to the effective income tax rate is shown in the table below:

                                                                           FOR THE YEARS ENDED JUNE 30,
                                                                          ------------------------------
                                                                          1997         1996         1995
                                                                          ----         ----         ----

Statutory federal income tax rate.....................................    34.0%        34.0%        34.0%

State income taxes net of federal benefit.............................     5.0          5.2          5.2

Amortization of investment tax credit.................................    (2.6)        (1.7)        (2.4)

Other differences--net................................................      --           --          (.9)
                                                                          ----         ----         ----

    Effective income tax rate.........................................    36.4%        37.5%        35.9%
                                                                          ====         ====         ====

(3) EMPLOYEE BENEFIT PLANS

    (a) DEFINED BENEFIT RETIREMENT PLAN--Delta has a trusteed, noncontributory, defined benefit pension plan covering all eligible employees. Retirement income is based on the number of years of service and annual rates of compensation. The Company makes annual contributions equal to the amounts necessary to fund the plan adequately. The funded status of the pension plan at March 31, the plan year end, and the amounts recognized in the Company's consolidated balance sheets at June 30 were as follows:

                                                                             1997               1996               1995
                                                                          ----------         ----------         ----------

Plan assets at fair value.............................................    $6,835,393         $6,058,458         $5,358,108
                                                                          ----------         ----------         ----------

Actuarial present value of benefit obligation

    Vested benefits...................................................    $4,505,619         $2,789,736         $3,605,363

    Non-vested benefits...............................................        11,025              9,346             21,742
                                                                          ----------         ----------         ----------

    Accumulated benefit obligation....................................    $4,516,644         $2,799,082         $3,627,105

Additional amounts related to projected salary increases..............     1,828,856          2,811,907          1,638,014
                                                                          ----------         ----------         ----------

    Total projected benefit obligation................................    $6,345,500         $5,610,989         $5,265,119
                                                                          ----------         ----------         ----------

Plan assets in excess of projected benefit obligation.................    $  489,893         $  447,469         $   92,989

Unrecognized net assets at date of initial application being amortized
  over 15 years.......................................................      (211,972)          (254,365)          (296,759)

Unrecognized net (gain) loss..........................................       125,777            (13,481)           286,557
                                                                          ----------         ----------         ----------

    Accrued pension asset.............................................    $  403,698         $  179,623         $   82,787
                                                                          ==========         ==========         ==========

    The assets of the plan consist primarily of common stocks, bonds and certificates of deposit. Pension expense for the twelve months ended December 31, 1997 was approximately $262,000. Net pension costs for the years ended June 30 included the following:

                                                                             1997               1996               1995
                                                                          ----------         ----------         ----------

Service cost for benefits earned during the year......................    $  405,386         $  382,751         $  432,546

Interest cost on projected benefit obligation.........................       392,539            356,897            382,167

Actual return on plan assets..........................................      (407,965)          (886,211)          (623,972)

Net amortization and deferral.........................................      (136,843)           444,044            185,660
                                                                          ----------         ----------         ----------

    Net periodic pension cost.........................................    $  253,117         $  297,481         $  376,401
                                                                          ==========         ==========         ==========

    The weighted average discount rates and the assumed rates of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation at June 30, 1997, 1996 and 1995 were 7.0% (discount rates), and 4% (rates of increase). The expected long-term rates of return on plan assets were 8%.

    SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits", and SFAS No. 112, "Employers' Accounting for Post-Employment Benefits", do not affect the Company, as Delta does not provide benefits for post-retirement or post-employment other than the pension plan for retired employees.

    (b) EMPLOYEE SAVINGS PLAN--The Company has an Employee Savings Plan ("Savings Plan") under which eligible employees may elect to contribute any whole percentage between 2% and 15% of their annual compensation. The Company will match 50% of the employee's contribution up to a maximum Company contribution of 2.5% of the employee's annual compensation. For the twelve months ended December 31, 1997 and the fiscal years ended June 30, 1997, 1996 and 1995, Delta's Savings Plan expense was approximately $140,000, $151,000, $111,000 and $112,000, respectively.

    (c) EMPLOYEE STOCK PURCHASE PLAN--The Company has an Employee Stock Purchase Plan ("Stock Plan") under which qualified permanent employees are eligible to participate. Under the terms of the Stock Plan, such employees can contribute on a monthly basis 1% of their annual salary level (as of July 1 of each year) to be used to purchase Delta's common stock. The Company issues Delta common stock, based upon the fiscal year contributions, using an average of the last sale price of Delta's stock as quoted in NASDAQ's National Market System at the close of business for the last five business days in June and matches those shares so purchased. Therefore, stock equivalent to approximately $101,000 was issued in July, 1997. The continuation and terms of the Stock Plan are subject to approval by Delta's Board of Directors on an annual basis. Delta's Board has continued the Stock Plan through June 30, 1998.

(4) DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

    The Company's Dividend Reinvestment and Stock Purchase Plan (Reinvestment
Plan) provides that shareholders of record can reinvest dividends and also make limited additional investments of up to $50,000 per year in shares of common stock of the Company. Shares purchased under the Reinvestment Plan are authorized but unissued shares of common stock of the Company, and 29,843, 31,187, 28,024 and 25,802 shares were issued during the twelve months ended December 31, 1997 and the fiscal years ended June 30, 1997, 1996 and 1995. Delta reserved 200,000 shares under the Reinvestment Plan in December, 1994, and as of December 31, 1997 there were 109,651 shares still available for issuance.

(5) NOTES PAYABLE AND LINE OF CREDIT

    Substantially all of the cash balances of Delta are maintained to compensate the respective banks for banking services and to obtain lines of credit; however, no specific amounts have been designated as compensating balances, and Delta has the right of withdrawal of such funds. The available line of credit was $25,000,000, $20,000,000 and $20,000,000 at December 31,
1997, June 30, 1997 and June 30, 1996, of which $19,395,000, $10,865,000 and
$18,075,000 had been borrowed at an interest rate of 6.935%, 6.785% and 6.285%, respectively. The maximum amount borrowed during the twelve months ended December 31, 1997 and the fiscal years ended June 30, 1997 and 1996 was $20,160,000, $10,865,000 and $18,075,000, respectively. The interest on this line is, at the option of Delta, either at the daily prime rate or is based upon certificate of deposit rates. The current line of credit expires during November, 1998.

    Short-term borrowings at June 30, 1996 were repaid in July, 1996, with the net proceeds of approximately $20,400,000 from the sale of $15,000,000 of debentures and 400,000 shares of common stock.

(6) LONG-TERM DEBT

    On July 19, 1996, Delta issued $15,000,000 of 8.3% Debentures that mature in July, 2026. Redemption on behalf of deceased holders within 60 days of notice of up to $25,000 per holder will be made annually, subject to an annual aggregate limitation of $500,000. The 8.3% Debentures can be redeemed by the Company beginning in August, 2001 at a 5% premium, such premium declining ratably until it ceases in August, 2006. Restrictions under the indenture agreement covering the 8.3% Debentures include, among other things, a restriction whereby dividend payments cannot be made unless consolidated shareholders' equity of the Company exceeds $18,000,000. No retained earnings are restricted under the provisions of the indenture.

    On October 18, 1993, Delta issued $15,000,000 of 6 5/8% Debentures that mature in October, 2023. Each holder may require redemption of up to $25,000 annually, subject to an annual aggregate limitation of $500,000. Such redemption will also be made on behalf of deceased holders within 60 days of notice, subject to the annual aggregate $500,000 limitation. The 6 5/8% Debentures can be redeemed by the Company beginning in October, 1998 at a 5% premium, such premium declining ratably until it ceases in October, 2003.

    On May 1, 1991, Delta issued $10,000,000 of 9% Debentures that mature in April, 2011. Each holder may require redemption of up to $25,000 annually, subject to an annual aggregate limitation of $500,000. Such redemption will also be made on behalf of deceased holders within 60 days of notice, subject to the annual aggregate $500,000 limitation. The 9% Debentures can be redeemed by the Company at a 3% premium, such premium declining ratably until it ceases in April, 2001. The Company may not assume any additional mortgage indebtedness in excess of $1 million without effectively securing the 9% Debentures equally to such additional indebtedness.

    Debt issuance expenses are deferred and amortized over the terms of the related debt. In addition, losses on extinguishment of debt are deferred and amortized over the terms of the related debt, consistent with regulatory treatment.

    A non-interest bearing promissory note was issued by Delta on November 10, 1995 in the amount of $1,800,000, and remaining installments are due in the amounts of $700,000 in 2000 and $700,000 in 2002. The note was issued when Delta purchased leases and depleted gas wells to develop them for the underground storage of natural gas. The promissory note installments are secured by escrow of 80,000 shares of Delta's common stock. These shares will be issued to the holder of the promissory note only in the event of default in payment by Delta.

    Other long-term debt requires principal payments of $54,000 for the twelve months ending December 31, 1998, at which time other long-term debt will be fully repaid.

(7) FAIR VALUES OF FINANCIAL INSTRUMENTS

    The fair value of the Company's debentures is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's debentures at December 31, 1997, June 30, 1997 and 1996 was estimated to be $40,402,000, $37,723,000 and $22,073,000, respectively. The carrying amount in the accompanying consolidated financial statements as of December 31, 1997, June 30, 1997 and 1996 is $38,325,000, $38,505,000 and $24,000,000,
respectively.

    The carrying amount of the Company's other financial instruments including cash equivalents, accounts receivable, notes receivable, accounts payable and the non-interest bearing promissory note approximate their fair value.

(8) COMMITMENTS AND CONTINGENCIES

    The Company has entered into individual employment agreements with its five officers. The agreements expire or may be terminated at various times. The agreements provide for continuing monthly payments or lump sum payments and continuation of certain benefits over varying periods in the event employment is altered or terminated following certain changes in ownership of the Company.

(9) RATES

    Reference is made to "Regulatory Matters" herein with respect to rate matters.

(10) QUARTERLY FINANCIAL DATA (UNAUDITED)

    The quarterly data reflects, in the opinion of management, all normal recurring adjustments necessary to present fairly the results for the interim periods.

                                                                                        BASIC           DILUTED
                                                                                       EARNINGS         EARNINGS
                                                    OPERATING           NET           (LOSS) PER       (LOSS) PER
                                   OPERATING          INCOME           INCOME           COMMON           COMMON
QUARTER ENDED                      REVENUES           (LOSS)           (LOSS)         SHARE<Fa>        SHARE<Fa>
-------------                     -----------       ----------       ----------       ----------       ----------
FISCAL 1996
    September 30..............    $ 3,774,849       $ (147,522)      $ (760,662)        $ (.41)          $ (.41)

    December 31...............      8,406,787        1,331,803          649,089            .34              .34

    March 31..................     16,023,581        3,421,608        2,725,444           1.44             1.44

    June 30...................      8,370,838          831,166           47,478            .03              .03

FISCAL 1997

    September 30..............    $ 4,074,332       $   36,149       $ (734,296)        $ (.33)          $ (.33)

    December 31...............     10,023,399        1,090,513          198,153            .09              .09

    March 31..................     18,651,406        3,034,844        2,050,318            .88              .88

    June 30...................      9,420,048        1,154,076          210,090            .09              .09

FISCAL 1998

    September 30..............    $ 5,215,272       $  181,905       $ (813,982)        $ (.35)          $ (.35)

    December 31...............     11,787,820        1,726,169          591,312            .25              .25

--------

<Fa> Quarterly earnings per share may not equal annual earnings per share due to changes in shares outstanding.

===============================================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY STATE OR JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE OR JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME OR ANY SALES MADE HEREUNDER SHALL NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                          --------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information..................................          2
Incorporation of Certain Documents by Reference........          2
Prospectus Summary.....................................          3
Risk Factors...........................................          5
The Company............................................          6
System Map.............................................          6
Use of Proceeds and Capital Expenditures...............          7
Consolidated Capitalization............................          7
Selected Consolidated Financial Information............          8
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..................          9
Business...............................................         12
Description of Debentures..............................         18
Underwriting...........................................         23
Experts................................................         23
Legal Opinions.........................................         23
Index to Consolidated Financial Statements.............        F-1
Report of Independent Public Accountants...............        F-2
Consolidated Financial Statements......................        F-3

===============================================================================


===============================================================================
                               DELTA NATURAL GAS
                                 COMPANY, INC.

                                 [DELTA LOGO]

                                  $25,000,000


                           7.15% DEBENTURES DUE 2018


                               ----------------
                                  PROSPECTUS
                               ----------------

                          EDWARD D. JONES & CO., L.P.


                                MARCH 23, 1998


===============================================================================